The Subprime Crisis’ Impact on Fixed-Income Funds

November 13, 2007

Sondra Albert, Chief Economist

AFL-CIO Housing Investment Trust

The fixed-income market has become a large market with a wide array of products. Fixed-income instruments include bonds issued by governments, government-backed agencies and companies to raise capital to cover their spending requirements. The fixed-income markets also trade in asset-backed securities and derivative instruments, the most common of which are futures, options and swaps. Over the last few years with interest rates at historically low rates, investors have increased their taste for risk in order to gain higher returns. This caused the risk premium, or the additional price charged for taking higher risks, to fall as demand rose for these assets. This in turn encouraged a shift out of traditional fixed-income products to more risky ones such as mortgage-backed securities backed by subprime mortgages, emerging market debt, high yield bonds (junk bonds) and collateralized debt obligations (CDOs). Over the last few months with the subprime credit crisis causing huge losses to banks and investors, many institutions and individuals have lost their appetite for risk and fled many fixed-income products for the safety of Treasury bonds.

The problems in the housing market began to show up this summer with subprime delinquencies rising and spreading to the Alt-A1 and eventually to the prime markets. This in conjunction with slowing home sales and the oversupply of new and existing homes on the market led to a virtual shutting down of the credit markets. According to the Mortgage Bankers Association, delinquencies on all loans increased to 5.12% in the second quarter, but dramatically increased to 14.82% for subprime loans. Subprime interest rates are typically two to five percentage points higher than for prime loans. The rate is often fixed for two or three years, and then becomes adjustable.2 About 1.3 million subprime mortgages will reset to higher monthly payments this year and another 1.2 million will reset next year, according to the FDIC; the payment shock will likely lead to further increases in the delinquency rates.3

The Investment Company Institute (ICI) tracks the performance of the mutual fund industry. Mutual funds in the U.S. increased by $406.2 billion, or 3.5%, to $11.906 trillion in September, according to the ICI’s official survey of the industry. Long-term funds such as stock, bond, and hybrid funds had a net inflow of $16.02 billion in September, compared to an outflow of $19.46 billion in August. Stock funds posted an inflow of $7.50 billion in September, compared with an outflow of $15.53 billion in August. Among stock funds, world equity funds (U.S. funds that invest primarily overseas) posted an inflow of $11.60 billion in September compared to an inflow of $1.88 billion in August. Funds that invest primarily in the U.S. had an outflow of $4.11 billion in September, likely due to the problems in the subprime mortgage market, after experiencing an outflow of $17.41 billion in August. Bond funds had an inflow of $7.43 billion in September, compared with an outflow of $3.99 billion in August. Taxable bond funds had an inflow of $5.92 billion in September compared to an outflow of $2.81 billion in August. Money market funds had an inflow of $58.25 billion in September, compared with an inflow of $153.86 billion in August. The flow of money into money market funds represented a flight to quality by investors who moved out of mortgage-backed securities into Treasury bonds that are backed by the U.S. government.4

1 Alt-A mortgages have a credit risk between subprime and prime.

2 Mortgage Bankers Association.

3 Federal Deposit Insurance Corporation.

4 Investment Company Institute (ICI.org).

Total Net Assets of Mutual Funds

(billions of dollars)

	Sep-07	Aug-07	% chg	Dec-06
Stock Funds	6,717.8	6,419.0	4.7%	5,911.6
Hybrid Funds	702.8	693.0	1.4%	653.1
Taxable Bond Funds	1,260.7	1,238.3	1.8%	1,129.5
Municipal Bond Funds	378.2	372.5	1.5%	364.9
Taxable Money Market Funds	2,424.0	2,356.4	2.9%	1,988.1
Tax-Free Money Market Funds	422.6	420.7	0.5%	366.4
Total	11,906.1	11,499.9	3.5%	10,413.6
Source: Investment Company Institute

The problems in the bond market stem from a recent history of easy credit and the desire for investors and pension funds to gain higher returns. Before the recent crisis, this caused the yield spread between U.S. Treasury and AAA-rated corporate bonds to narrow significantly as the perceived risk of nongovernment assets fell. According to Moody’s, in the 1990s the average spread between U.S. Treasury bonds and AAA-rated corporate bonds was 145 basis points. The spread peaked at 327 basis points in October 2002 and then dropped to 65 basis points in January 2007. The spread narrowing is even more pronounced in lower grade bonds. The corporate bond spread had offset most of the increase of the federal funds rate when the Federal Reserve was hiking interest rates between June 2004 and June 2006. This is why private equity funds had been able to make so many deals despite the Federal Reserve raising interest rates so many times. The spread has widened again quickly, though, in the past few months as investors began to worry that the leveraged buyout-driven corporate bonds would face financing problems due to the lack of liquidity in the credit market. This explains why so many big private equity deals, though announced, are facing financing problems.5 For example the Carlyle Group had to halt the sale of Insight Communications due to the surge in borrowing costs in the leveraged loan and bond markets. Other private equity deals that have suffered a similar fate include Virgin Media and Cadbury Schweppes’ U.S. drinks business.6

The Subprime Crisis

At the root of the subprime problem is a new class of specialized mortgage lenders that has emerged in recent years to operate free of the regulations affecting traditional banks. In the mid-1970s, traditional institutions such as savings and loans made nearly 60% of the loans in the mortgage market. Currently these institutions make about 10% of the loans. Over the same period, commercial banks’ share has grown from virtually nothing to about 40% of the market. Many of the new mortgage lenders specialize in subprime loans, which are loans to borrowers who could not qualify for traditional mortgages because of poor credit or low incomes. These lenders have passed the risk on to investors around the world who are eager to buy mortgage-backed securities carrying higher yields than those offered by safer investments such as U.S. Treasury bonds.7 Mortgage-backed securities are created by pooling thousands of loans into bundles and issuing a series of bonds against that pool that pass borrowers’ principal and interest payments on to the bond owners. Typically, the series of bonds is made up of several classes (or tranches) of loans that carry increasing

5 Andy Xie, “The Next Crisis.”

6 Dennis Berman and Dana Cimilluca, “Another Deal Bites the Dust; Insight Auction Pulled” (wsj.com).

7 “How We Got into the Subprime Mess,” Knowledge@Wharton.

degrees of risk reflecting who gets paid first in the event of a default. The riskier bonds pay the highest yields but are the first to lose value from borrowers falling behind in payments.

The subprime crisis has shown that even the mortgage-backed securities that were classified as investment grade (low risk) can suffer significant losses. Bond funds that have seen losses were generally investors in mortgage-backed securities that did not have guarantees from Government-Sponsored Enterprise (GSE) such as Fannie Mae and Freddie Mac. In recent years lenders have stretched their standards to reach borrowers with weaker credit. Securities that included these loans performed well for several years, as did the funds that held them. These securities featured higher yields than agency-insured mortgages and other types of bonds because borrowers were able to make their payments or refinance their mortgages. Subprime mortgages are typically considered asset-backed securities (ABS) because their structures are more similar to other types of bonds fitting into that category, such as credit-card receivables and auto loans. These securities began underperforming when home-price appreciation began to soften in many markets towards the end of 2006, and stressed borrowers could not turn to refinancing or selling their homes to avoid delinquency.8

OFHEO and S&P/Case-Shiller Home

Price Index

Source: Office of Housing Enterprise Oversight and

S&P Case-Shiller Home Price Index

Although funds that held subprime asset-backed securities struggled at points earlier in 2007, broader troubles became more apparent when two Bear Stearns asset management hedge funds that invested in subprime mortgages suffered significant losses in July. Also this summer, Standard & Poor’s and Moody’s Investor Services announced downgrades and negative watch notices regarding lower-rated subprime ABS. In the week following the July 4 holiday, S&P downgraded about 500 subprime classes, which are subsets of mortgage pools organized by characteristics, such as vintage and underlying collateral characteristics, and which are sometimes referred to as tranches; and Moody’s downgraded about 400 more tranches in the following weeks. Some mutual funds suffered losses due to their subprime investments. These included bonds held by Fidelity Ultra-Short Bond Fund, Putnam Bond Fund, certain SSgA offerings, and a J.P. Morgan High-Yield Bond Fund. Putnam’s positions were very small, and the firm reported to Morningstar that it exited its risky positions. The SSgA funds showing significant losses were a $291 million bond market fund and a $55 million intermediate bond fund. The SSgA funds appear to have been hit harder by the losses, posting returns ranking at the bottom of the intermediate bond category for the first half of 2007. It appears that these funds have also faced shareholder redemptions since the end of June.9

8 Paul Herbert, “Subprime and the Impact on Bond Funds.” Morningstar.com.

9 Ibid.

Losses by Large U.S. Banks

Many of the largest U.S. banks faced losses in the third quarter of 2007 due to the subprime mortgage crisis and its impact on the housing and bond markets.

•

Merrill Lynch posted a net loss of $2.24 billion, or $2.82 per share in the third quarter. Merrill reported a $8.4 billion loss in the third quarter from revaluing bonds backed by mortgages and taking other write-downs. That was far higher than the $5 billion loss Merrill estimated just two and a half weeks earlier – a surprise that led the firm’s stock price to fall 5.8% as its credit rating was downgraded. [10]

•

Wachovia Corp. suffered a 10% third-quarter profit decline, partly fueled by the write- down of bonds that were backed by subprime mortgages. The $347 million in resulting losses from those securities was just part of an overall $1.3 billion decline in the value of various investments held by Wachovia’s corporate- and investment-banking unit.The unit’s profit tumbled 80% to $105 million from $533 million a year earlier.[11]

•

Bank of America Corp. had a 32% profit drop in the third quarter. The company had a total of $1.45 billion in trading losses. The Charlotte, N.C., bank has spent $675 million in the past two years to grow in investment banking. But poor investments during the third quarter plunged Bank of America’s trading account deeply into the red, compared with $707 million in profit a year earlier. The trading losses came as Bank of America also showed growing signs of stress from the housing slump and uncertain economy, even though the bank does not make subprime loans. Bank of America put aside about $2.03 billion for potential loan losses related to subprime investments, a 74% jump from a year earlier. The level of nonperforming assets, which typically are loans borrowers are struggling to repay, doubled to $3.37 billion.[12]

•

Citigroup Inc. Chief Executive Officer Charles Prince had been calling 2007 a “year of no excuses.” But when Citigroup’s third-quarter earnings fell 60% from a year earlier, the company offered a list of reasons – from the turmoil in global markets to consumer-credit problems. Citigroup said the hit to earnings included a $1.4 billion write-down in the value of loans that helped finance the leveraged-buyout boom and $1.3 billion tied to loans and subprime mortgages that were to be repackaged and sold to investors as collateralized loan obligations. The bank also expected to post $600 million in trading losses in the third quarter.[13]

Large Losses by Some Hedge Funds

Early anecdotal evidence from the subprime crisis appears to have hit hedge funds the hardest. This has impacted retirement plans, which had increased their hedge fund allocations over the last few years and therefore were increasingly exposed to their losses. U.S. institutional investors kept their fixed-income allocations essentially unchanged from 2006 to 2007 at just under 23% of total assets, but they had increased their investments in hedge funds from 1% to 2% from 2002 to 2006.14

10 Randal Smith and Kevin Kingsbury, “Merrill Posted an $8.2 Billion Credit Hit.” Wall Street Journal October 24, 2007.

11 Ann Carrns, “Subprime Flu Dents Wachovia Net.” Wall Street Journal, October 24, 2007.

12 Valerie Bauerlein, “CEO Vows to Fix Bank of America.” Wall Street Journal, October 19, 2007.

13 Robin Sidel and Andrew Critchlow, “A Vote of Confidence for CEO Charles Prince in ‘Year of No Excuses’.” Wall Street Journal, October 24, 2007.

14 Greenwich Associates.

Asset Allocation by Retirement Funds

Source: Greenwich Associates

The problems for some hedge funds became evident this summer when the two Bear Stearns hedge funds mentioned earlier suffered significant losses. The situation was so bleak that Bear Stearns’ asset management group had to suspend redemptions in their High-Grade Structured Credit Strategies Enhanced Leverage Fund which once had $642 million in the fund.15 The two similarly named hedge funds, Grade Structured Credit Enhanced Leveraged Fund and a larger, less leveraged fund called the High-Grade Structured Credit Fund, exposed the risk that many hedge funds were taking by investing in subprime mortgages.16 Hedge funds have become big credit-market players in recent years, and many of these hedge funds trade the riskiest parts of subprime mortgage-backed securities and collateralized debt obligations market.17 In May, UBS, the world’s largest asset manager, shut down its in-house Dillon Read Capital Management Fund after the hedge fund reported a $124 million loss due to bad subprime mortgage market investments. But while some hedge funds have suffered, such as Saye Capital’s Tranquility Fund and funds managed by Cheyne Capital and Cambridge Place Investment Management, other hedge funds have made money this year by betting that the subprime crisis would hit.18

Taft-Hartley and Public Pension Funds

Many Taft-Hartley and public pension funds have also increased their investments in hedge funds in an attempt to boost their returns due to larger funding requirements. From 2005-2006, Taft-Hartley pension funds increased their investment in hedge funds from 1.4% to 2.7% in an attempt to gain higher returns.19 Public pension funds have also increased their investment into hedge funds and they have seen considerable losses in the recent subprime crisis. During July and August, New Mexico’s $13 billion public pension fund had lost more than $350 million, in part because of declines in the $366 million originally invested in hedge funds. Yet New Mexico remains undaunted. “We didn’t approve this investment program on a lark, and we don’t intend to change the strategy based on what we consider to be a short-term crisis,” says Chief Investment Officer Robert Gish. In fact, he plans to put an additional $134 million in hedge funds before the year is over.20

15 Matthew Goldstein, “Bear Sterns’s Subprime Bloodbath.” Businessweek, June 12, 2007.

16 Ibid.

17 Alistair Barr, “Mortgage crisis to hit holders of risky derivatives,” Dow Jones.

18 Robert Kelly, “Your Money, Defending Against Subprime.” CNNmoney.com.

19 Greenwich Associates.

20 Businessesweek.com.

Sean Flannery, the chief investment officer for State Street Global Advisors, wrote institutional clients on August 14 that “in the midst of the recent turmoil in the fixed-income markets, many of our active bond strategies” had “sharply underperformed.” Mr. Flannery said the company had “focused increasingly on housing-related assets” to find attractive yields and said “the level of underperformance” was “unprecedented in our 30-year history” as a fixed-income manager. In Idaho, the Public Employee Retirement System had 5% of its $11.4 billion fund in State Street’s Government/Credit Bond fund. Idaho declined to say what it lost, but according to Prudential – which is taking legal action about the same fund – that bond fund dropped in value by at least 12% in July and August.21

It is unclear how much money U.S. pension funds have lost in the subprime market, but it is likely that losses will begin to show up in their annual reports for 2007. At a sales presentation by Bear Stearns to 50 public pension fund managers in Las Vegas in 2003, Jean Fleischhacker, senior managing director, told fund managers they can get a 20% annual return from investing in the bottom level of a Collateralized Debt Obligation. These securities have suffered significant losses over the last few months as market demand for these products has evaporated. The California Public Employees’ Retirement System, the nation’s largest public pension fund, has invested $140 million in such unrated CDO portions, according to data CalPERS provided in response to a public records request. Citigroup Inc., the largest U.S. bank, sold the tranches to CalPERS.22 The extent of the losses by CalPERS and other pension funds will be evident in the coming months.

The Fixed-Income Market

The losses in the subprime market have hit bond funds at a time when there is a significant volatility in interest rates and steep downturns in corporate bonds. In addition, the problems in the housing market that impact mortgage-backed securities are expected to continue into 2008. Given the bond market’s strong run in recent years, valuations for many sectors appear stretched. The combination of high prices and lax lending practices by mortgage bankers, together with the current uncertainty about the health of the domestic economy, has led many investors to take their money out of fixed-income funds that invest in mortgage-backed securities.23

The decline in demand for prime non-agency mortgage products is hurting a market already weakened by the virtual elimination of subprime and Alt-A lending earlier in the year. The leading edge of this summer’s liquidity event is only now becoming evident in the latest weak housing data covering the August and September reporting periods. These data clearly evidence a housing market that continues to deteriorate with supply, home sales, and home builder data all coming in at or near historically weak levels during what is normally the most vibrant seasonal period in the annual housing cycle.24 The number of months of supply of total homes on the market rose to 10.2 months at the current sales rate in September, and the supply of condos rose to a record 12.6 months, according to the National Association of Realtors. By contrast, the average supply for homes and condos over the period from 1999 to September 2007 was around 5 months.25

21 Ibid.

22David Evan, “Toxic Debt,” Bloomberg.com.

23 Ibid.

24 Bear Sterns, October 22, 2007.

25National Association of Realtors.

Months Supply of Total Homes and

Condos on the Market

Source: National Association of Realtors

The size and scope of the fixed-income market is much larger than the stock market. In fact, at more than $25 trillion in size, the U.S. fixed-income market is the largest securities market in the world.26 Within the bond market not all funds and securities are created equal even though they may be rated as investment grade. Therefore, it is important to choose funds that have risk/return structures in line with investors’ time horizons and appetite for risk. While hedge funds have seen attractive returns in the past, their leverage and lack of transparency can make them very risky investment vehicles in the current uncertain market conditions.

What This Means for the HIT

Since the subprime crisis hit the market this summer, there has been a shift in demand away from nonagency mortgage-backed securities to agency-backed bonds and Treasury bonds. The Federal Reserve has also lowered interest rates 75 basis points in an attempt to relieve some of the stress placed on banks and the overall credit markets. Looking ahead, an investment in the AFL-CIO Housing Investment Trust remains a prudent choice for Taft-Hartley and public pension funds. The HIT has no subprime mortgages in its portfolio and little credit risk rated below AAA or Government/Agency. In addition, the HIT’s investments have better yields as compared to risk-free assets such as Treasury bonds, and the HIT is currently benefitting from multifamily mortgage spreads that are near their widest levels in the past several years. For this reason, the HIT intends to keep on doing what it does best – pursuing its successful long-term strategy of superior credit quality, higher yield and neutral interest rate risk.

Forecasts, estimates, and certain information contained herein are based upon proprietary research and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Statements concerning financial market trends are based on current market conditions, which will fluctuate. There is no guarantee that these investment strategies will work under all market conditions, especially during periods of downturn in the market. All current statistics are as of November 13, 2007, unless otherwise indicated.

26 Bond Market Association, 9/30/06.